Cohen & Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

February 2, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:	Russell Mancuso, Branch Chief

RE:	REMARK ENTERPRISES, INC.
Registration Statement on Form 10-SB, Amendment No. 2, Filed January 21, 2009
File No. 000-53514

Ladies and Gentlemen:

On behalf of REMARK ENTERPRISES, INC. (“REMARK”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated January 28, 2009, regarding REMARK’s registration statement on Form 10-SB, Amendment No. 2, dated January 21, 2009.  Amendment No. 3 to the registration statement (Form 10) was transmitted via EDGAR today, February 2, 2009, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1. Please address in this filing all applicable pending comments on the registration statements filed by Remark Acquisitions I, file number 000-53542, and Remark Acquisitions II, file number 000-53546. In your response to this letter, please indicate clearly how you addressed those comments. If you believe a comment is not applicable to this filing, please tell us the basis for your conclusion. Please note we may have further comments after you amend the filings that were the subject of other pending comment letters.

The following are the comments pending with respect to the registration statement filed by Remark Acquisitions II which include the comments pending with respect to the registration statement filed by Remark Acquisitions I. Each comment of the Commission with respect to Remark Acquisitions II is numbered in accordance with that comment letter.

Item I. Business

2. We note that you are one of several companies under the common control of the same individuals that have a similar plan of business. Please disclose the nature of your corporate "family" including the identities of related companies and the individuals involved.

The registration statement has been revised to include the following language:

“Our sole officer and director, Lawrence Rothberg, also serves as the sole officer and director of Remark Acquisition I, Inc. (SEC File No. 000-53542) and Remark Acquisitions, II Inc. (SEC File No. 000-53546).  Our majority shareholder, Hope Capital, Inc. which is wholly owned by Curt Kramer, is also the majority shareholder of Remark Acquisition I, Inc. and Remark Acquisitions, II Inc.  Each of the Company, Remark Acquisition I, Inc. (SEC File No. 000-53542) and Remark Acquisitions, II Inc. (SEC File No. 000-53546) are “blank check” companies with the same business model.”

3. Please explain the purpose of creating multiple blank-check companies in your efforts to effect a business combination.

The registration statement has been revised to include the following language:

“Each of our sole officer and director, Lawrence Rothberg, and Curt Kramer, sole owner of Hope Capital, Inc., our majority shareholder, believe that there may be many opportunities for business combinations with blank check shells as a result of what they believe, without independent verification or data, that private companies seeking to access the public equity markets are increasingly resisting non-reporting shell entities in favor or reporting shell entities, thus the opportunity for “blank-check” companies and reasons for creating multiple “blank-check” entities.”

4. Please describe how you will find potential targets. For example, will you engage in an organized search? How? Will you wait for potential targets to contact you? Will you market the company to your president's clients and investments?

The registration statement has been revised to include the following language:

“Our sole officer and director, Lawrence Rothberg, together with Curt Kramer, sole owner of our majority shareholder, Hope Capital, Inc., will not engage in an organized search for available business opportunities. They each believe that as registration statement filings with the Securities and Exchange Commission are available on line at www.sec.gov and several services further disseminate such filing information directly to their subscribers, potential business opportunities will contact the Company.  However, Mr. Rothberg and Mr. Kramer have invested in various public and private ventures and during the course of such business transactions made contacts with persons that may or may not be affiliated with potential business opportunities, however, it is not anticipated nor expected that an entity that either Mr. Rothberg or Mr. Kramer has invested in will be a potential business opportunity for the Company.”

5. With a view toward disclosure, please tell us about your affiliates' history with acquiring and selling companies. The following should be made clear in your response:

• the names of the companies involved;

• Whether the transaction involved the use of a blank-check company;

• the length of time it took your affiliate to identify the target company;

• how your affiliate was introduced to the target;

• the type of analysis of the target undertaken before completing the acquisition or investment, including whether the affiliate engaged a financial advisor and obtained a fairness opinion;

• the structure of the acquisition or investment;

• the length of time your affiliate held its investment after a target was acquired; and

• the current status of the target, including the amount that it increased in value after the acquisition.

The registration statement has been revised to include the following language:

“Neither Mr. Rothberg nor Mr. Kramer has any experience with acquiring or selling companies or combinations with “blank-check” companies.”

6. We note the statement that "management" does not intend to undertake any efforts to cause a market to develop in your securities. Please expand to clarify whether your controlling shareholder intends to undertake such efforts either before or after a business combination.

The registration statement has been revised to include the following language:

“Except with respect to discussions regarding possible relationships with registered broker-dealers, neither Management nor our controlling shareholder, Hope Capital, Inc. intends to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. In the event of a successful conclusion to a business combination, except with respect to introductions to the then current management of the Company to registered broker dealers that may or may not assist the Company, neither current management nor our controlling shareholder, Hope Capital, Inc., intends to undertake any efforts to cause a market to develop in our securities, either debt or equity.”

Item l.A. Risk Factors

There may be conflicts of interest ...

7. We note your disclosure regarding how you will select ''potential candidate target companies." We also note your disclosure under Item I.A regarding how you intend to allocate business combination opportunities “if” management is identical. Given the common management and ownership structure of your affiliates, please clarify why you are uncertain as to whether management of those companies is identical.

The registration statement has been revised to include the following language:

“There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the stockholders of the Company.  A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders.

In addition, our management and our majority shareholder is currently involved with other blank check companies, Remark Acquisition I, Inc. (SEC File No. 000-53542) and Remark Acquisitions, II Inc. (SEC File No. 000-53546) and in the pursuit of business combinations, conflicts with such other blank check companies with which it is, and may in the future become, affiliated, may arise. If we and the other blank check companies that our management is affiliated with desire to take advantage of the same opportunity, as each of the Remark entities, the Company, Remark Acquisition I, Inc. and Remark Acquisitions, II Inc. have identical capitalization, Hope Capital, Inc. as the majority shareholder and Mr. Rothberg as their sole officer and director, Mr. Rothberg will arbitrarily determine the company that will be entitled to proceed with the proposed transaction; provided, however, in the event that a company has incurred expenses with respect to a potential business opportunity, then that company will proceed with the proposed acquisition. “

8. We note your disclosure regarding arbitrary determinations. With a view toward disclosure in appropriate sections of your document, please tell us how you will determine which company will pay the expenses of your target search.

The registration statement has been revised to include the following language:

“ If we and the other blank check companies that our management is affiliated with desire to take advantage of the same opportunity, as each of the Remark entities, the Company, Remark Acquisition I, Inc. and Remark Acquisitions, II Inc. have identical capitalization, Hope Capital, Inc. as the majority shareholder and Mr. Rothberg as their sole officer and director, Mr. Rothberg will arbitrarily determine the company that will be entitled to proceed with the proposed transaction; provided, however, in the event that a company has incurred expenses with respect to a potential business opportunity, then that company will proceed with the proposed acquisition. “

Item 2. Management's Discussion and Analysis or Plan of Operation

9. We note the disclosure that your officer and director has not had any preliminary contact or discussions with any representative of another entity regarding a business combination. Please expand to discuss whether you controlling shareholder has had any such contact or discussions.

We have found no such disclosure with the registration statement.

As a result of the initial registration statement filed with the Securities and Exchange Commission as available on line at www.sec.gov and several services further disseminating such filing information directly to their subscribers, potential business opportunities have contacted the Company and the Company has engaged in discussions with such potential business opportunities.  In addition, the Company has entered into a non-binding letter of intent with one such potential business opportunity.  The Company is currently conducting its due diligence with respect to such potential business opportunity.  Any combination would be subject to satisfactory results of such due diligence, the successful audit of such potential business opportunity, a favorable shareholder vote, and the negotiation and execution of a definitive acquisition agreement among other matters.  In addition, the Company has entered into an engagement letter with New Castle Financial Services LLC to provide investment banking services to the Company should the combination with the potential business opportunity accrue.  It is opinion of management, that since the letter of intent is non-binding and there are many conditions to a consummation combination (as briefly discussed above) that may or may not occur, any disclosure of the letter of intent is not required until a definitive agreement or understanding may be reached.

10. Please reconcile the references to the money in your "treasury" with the assets disclosed in your balance sheet.

The registration statement has been revised to include the following language:

“The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money advanced to the Company by either our sole officer and director, Lawrence Rothberg, or our majority shareholder, Hope Capital, Inc.  We have not as of yet negotiated the terms of such advances. . . .

We estimate the costs of filing Exchange Act report for the next twelve (12) months to be as follows: (i) auditor: $10,000; (ii) attorneys: $20,000; and (iii) financial printer, annual shareholder meeting and miscellaneous: $10,000. We believe we will be able to meet these costs through use of funds advanced to the Company by either our sole officer and director, Lawrence Rothberg, or our majority shareholder, Hope Capital, Inc., and through deferral of fees by certain service providers.  We have not as of yet negotiated the terms of such advances.”

11. We note that you have not filed any agreements for future financing and that you do not show assets in your balance sheet. With a view toward clarified disclosure, please demonstrate how you have sufficient funds to satisfy your reporting obligations under the Exchange Act. Include in your response an estimate of the costs, including audit costs, and your known source of funds. In this regard, if your estimate demonstrates that you do not intend to hold annual stockholder meetings, please add appropriate risk factors.

The registration statement has been revised to include the following language:

“The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money advanced to the Company by either our sole officer and director, Lawrence Rothberg, or our majority shareholder, Hope Capital, Inc.  We have not as of yet negotiated the terms of such advances. . . .

We estimate the costs of filing Exchange Act report for the next twelve (12) months to be as follows: (i) auditor: $10,000; (ii) attorneys: $20,000; and (iii) financial printer, annual shareholder meeting and miscellaneous: $10,000. We believe we will be able to meet these costs through use of funds advanced to the Company by either our sole officer and director, Lawrence Rothberg, or our majority shareholder, Hope Capital, Inc., and through deferral of fees by certain service providers.  We have not as of yet negotiated the terms of such advances.”

12. Please disclose when your fiscal year ends.

The registration statement has been revised to include the following language:

 “The fiscal year end of the Company is December 31.”

Item 5. Directors. Executive Officers, Promoters and Control Persons

13. Please reconcile the date your officer began service to the company disclosed here with your date of incorporation disclosed in Item I.

The date of December 15, 2007 is the date of the resolution of the sole shareholder of the Company appointing Mr. Rothberg to serve as sole director and officer.  Curt. Kramer, sole owner of Hope Capital Inc, majority shareholder of the Company, was the former sole officer and director of the Company for the period of inception October 2007 to December 15, 2007.

The registration statement has been revised to include the following language:

“Hope Capital Inc. is wholly owned by Curt Kramer, Mr. Kramer was the former sole officer and director of the Company for the period of inception October 2007 to December 15, 2007.”

14. Please provide more specific information regarding Mr. Rothberg's business experience during the past five years, including the names of relevant entities and the nature of the responsibility undertaken in prior positions.

The registration statement has been revised to include the following language:

“Mr. Rothberg has served as President and Director of the Company since December 15, 2007.  Since 1998, Mr. Rothberg, an attorney, has been engaged in private investment specializing in real estate investments as well as equity and debt investments in private and public companies. For each of the last five years, Mr. Rothberg has been self employed.  For the period beginning on October 2005 through the present, Mr. Rothberg has served as sole owner, officer and director of Jabro Funding Corp., a firm that invests in primarily in real estate.  Mr. Rothberg received his Bachelors of Legal Letters from Brooklyn Law School in 1959.”

15. Please tell us why you have not provided the information required by Item 401 of Regulation S-K with respect to Curt Kramer.

The registration statement has been revised to include the following language:

“G. Promoters and control persons.

With respect to Hope Capital Inc. and its sole owner, Curt Kramer, no events enumerated in paragraphs (f)(1) through (f)(6) of Regulation S-K have occurred during the past five years and that are material to a voting or investment decision.”

Item 6. Executive Compensation

16. Please tell us why the first sentence of this section is limited to cash compensation given the requirement of Regulation S-K Item 402(m) that all compensation be disclosed.

The registration statement has been revised to include the following language:

“The Company’s officer or director has not received any remuneration (cash or otherwise) since inception.”

Item 7. Certain Relationships and Related Transactions

17. Please include the information required by Item 404 of Regulation S-K with respect to your share issuances to Mr. Rothberg and Hope Capital. Also note your obligations under Item 404(d)(2) of Regulation S·K.

The registration statement has been revised to include the following language:

“The Company issued 5,000,000 shares of Common Stock on November 10, 2008, to Hope Capital Inc. (4,750,000 shares) and Lawrence Rothberg (250,000 shares), for an aggregate purchase price of $3,000.00. The Company issued 1 share to Hope Capital Inc. on October 31, 2007 for a purchase price of $175.00.  The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.”

We do not believe there are any additional disclosures required to made pursuant Item 404(d)(2) of Regulation S·K.

Report of Independent Registered Public Accounting Firm. page F-2

18. Please include a report that complies with the requirement in Regulation S·X Item 2-02(a)(3) by indicating the city and state where it was issued.

The report has been updated to include the city and state where it was issued.

19. Please provide us a copy of the original, signed report.

A copy of the updated and executed opinion is attached hereto.

Part III

Item 1. Index to Exhibits

20. Please tell us where you have filed exhibit 3.3.

Exhibit 3.3 was filed with the registration statement on 12.3.08 and is available at the following address:

http://www.sec.gov/Archives/edgar/data/1451053/000114420408067734/v131073_ex3-3.htm

Signatures

21. Please revise to conform to the text that Form 10 requires on the Signatures page.

The registration statement has been revised accordingly.

Business Development. page 3

2. Please tell us the reasons for the changes to this paragraph and the deletions on pages 7 and 9.

As a result of the initial registration statement filed with the Securities and Exchange Commission as available on line at www.sec.gov and several services further disseminating such filing information directly to their subscribers, potential business opportunities have contacted the Company and the Company has engaged in discussions with such potential business opportunities.  In addition, the Company has entered into a non-binding letter of intent with one such potential business opportunity.  The Company is currently conducting its due diligence with respect to such potential business opportunity.  Any combination would be subject to satisfactory results of such due diligence, the successful audit of such potential business opportunity, a favorable shareholder vote, and the negotiation and execution of a definitive acquisition agreement among other matters.  In addition, the Company has entered into an engagement letter with New Castle Financial Services LLC to provide investment banking services to the Company should the combination with the potential business opportunity accrue.  It is opinion of management, that since the letter of intent is non-binding and there are many conditions to a consummation combination (as briefly discussed above) that may or may not occur, any disclosure of the letter of intent is not required until a definitive agreement or understanding may be reached.

 Thus the statements included within the deletions were no longer accurate.

Item 7, Certain Relationships and Related Transactions..., page 11

3. We note your response to prior comment 1; however, it appears your filing continues to omit the information required by Item 407(a) of Regulation S·K. We note the reference here to such item, but it is unclear where you have provided disclosure regarding the independence of your directors. Please revise.

The registration statement has been revised to include the following language:

“Corporate Governance and Director Independence.

The Company has not:

*
established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though our current director would not be deemed to be “independent” under any applicable definition given that he is an officer of the Company; nor

*	established any committees of the board of directors.

Given the nature of the Company’s business, its limited stockholder base and the current composition of management, the board of directors does not believe that the Company requires any corporate governance committees at this time.  The board of directors takes the position that management of a Target Business will establish committees that will be suitable for its operations after the Company consummates a Business Combination.

As of the date hereof, the entire board serves as the Company’s audit committee.”

We would very much appreciate your prompt review of Amendment No. 3 and our responses to your comment letter.  If you have any comment or questions about the foregoing, please contact me at (212) 232-8323.  I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Lawrence Rothberg
President and Director
REMARK ENTERPRISES, INC.
1 Linden Place, Suite 207
Great Neck, New York 11021